EXHIBIT 99.1

China Lodging Group, Limited Announces Cash Dividend

SHANGHAI, China, Oct. 23, 2017 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) (the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that its board of directors has declared a cash dividend of US$0.16 per ordinary share, or US$0.64 per American Depositary Share ("ADS”). Holders of the Company's ordinary shares or ADS at the close of trading on December 4, 2017 (U.S. Eastern Time) (the "Record Date") will be entitled to receive the cash dividend. Citibank, N.A., depositary bank for the Company's ADS program (the "ADS Depositary"), expects to pay out dividends to ADS holders on or around December 15, 2017. Dividends to be paid to the Company’s ADS holders through the ADS Depositary will be subject to the terms of the deposit agreement by and among the Company and the ADS Depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

The total amount of cash to be distributed for the special dividend is expected to be approximately US$45 million.

As of June 30, 2017, the Company had approximately US$509 million in cash, cash equivalents and restricted cash.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading hotel operator and franchisor in China. As of September 30, 2017, the Company had 3,656 hotels or 372,464 rooms in operation in 375 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Plus Hotel, JI Hotel, Starway Hotel, Manxin Hotel, Joya Hotel, CitiGo Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, and Orange Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. The Company applies a consistent standard and platform across all of its hotels. As of September 30, 2017, China Lodging Group operates 23 percent of its hotel rooms under lease and ownership model, 77 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com